Exhibit 99.1

The China Fund, Inc. and City of London Investment Management Company Limited Announce the Mutual Agreement to Dismiss the Fund’s and City of London Investment Management Company Limited’s Lawsuits Related to the Fund’s Annual Stockholders Meeting

June 22, 2018 – The China Fund, Inc. (NYSE: CHN) (the “Fund”) and City of London Investment Management Company Limited (“CLIM”) today jointly announced that a preliminary agreement has been reached related to several matters. The Fund announced its intention to withdraw the lawsuit that had been filed in the Federal Court in the Southern District of New York against CLIM and other defendants. Concurrently, CLIM announced its intention to withdraw the lawsuit that had been filed against the Fund and other defendants in the Circuit Court of Baltimore County, Maryland.

The Parties also announced the following:

•	The Board of Directors (the “Board”) has agreed to enter into a comprehensive search for an investment manager at the earliest practicable date;
•	The Fund has agreed to reimburse the legal costs incurred by CLIM up to $500,000, subject to the Fund and CLIM requesting and obtaining such regulatory approval as necessary or required; and
•	A Committee of the Board and CLIM will meet to resolve all other outstanding matters including, but not limited to, the ultimate size and structure of the Fund, a shareholder event such as a significant tender, and the adoption of enhanced Corporate Governance standards for the Board.

The Fund is a diversified closed-end investment company, which seeks long term capital appreciation primarily through investments in China companies. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “CHN.”

For further information regarding the Fund and the Fund’s holdings, please call (888)-CHN-CALL or visit the Fund’s website at www.chinafundinc.com.

City of London Investment Management Company Limited is authorised and regulated in the UK by the Financial Conduct  Authority, registered in the US as an Investment Advisor with the SEC, and regulated by the Dubai Financial Services Authority.  The World Markets Umbrella Fund Plc. is registered in Ireland and regulated by the Central Bank of Ireland.

Registered in England and Wales No 2685257 (City of London Investment Group plc.) and 2851236 (City of London Investment Management Company Limited), VAT No 629 6908 93.
Registered office: 77 Gracechurch Street, London, EC3V 0AS, United Kingdom
http://www.citlon.com

For further information regarding CLIM, please call Barry Olliff (CEO), City of London Investment Group PLC, (215)-313-3774.